Preliminary Terms To prospectus dated December 23, 2008, and prospectus supplement for review notes dated December 23, 2008	Preliminary Terms No. 648 Registration Statement No. 333-156423 Dated January 20, 2011; Rule 433
Structured Investments	Morgan Stanley
$
Return Enhanced Review Notes Linked to the S&P 500® Index due February 8, 2012
General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date.  If the notes are not automatically called, investors may lose some or all of their principal.  There is no minimum payment at maturity on the notes.  Investors in the notes must be willing to accept this risk of loss of principal, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is April 21, 2011.
•	Senior unsecured obligations of Morgan Stanley maturing February 8, 2012†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about January 21, 2011 and are expected to settle on or about January 28, 2011.
Key Terms
Index:	The S&P 500® Index (the “Index”)
Automatic Call:	If the index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment described in “Payment if called” below.
Call Level:	104.05% of the Initial Index Level for each Review Date.
Payment if called:
For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $81.00 (equal to the call premium of 8.10% x $1,000) if called on any of the three Review Dates.

Payment at Maturity:
If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2.0, subject to the Maximum Total Return on the notes of 8.10%.  If the Index Return is equal to or greater than 4.05%, you will receive the Maximum Total Return on the notes of 8.10%, which entitles you to a maximum payment at maturity of $1,081.00 for every $1,000 principal amount note that you hold.  Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Index Return x 2.0)
If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the notes have not been automatically called, your investment will be fully exposed to any decline in the Index.  If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
If the notes have not been automatically called, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The index closing level on the pricing date.
Ending Index Level:	The arithmetic average of the index closing levels on each of the five Ending Averaging Dates
Ending Averaging Dates†:	January 30, 2012, January 31, 2012, February 1, 2012, February 2, 2012 and February 3, 2012
Review Dates†:	April 21, 2011 (first Review Date), July 21, 2011 (second Review Date) and October 21, 2011 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date†:	February 8, 2012
CUSIP:	617482QU1
ISIN:	US617482QU12
†
Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Review Notes – Review Notes Linked to a Single Index – Payment Pursuant to Our Automatic Call” or “Description of Review Notes – Review Notes Linked to a Single Index – Payment at Maturity,” as applicable, in the accompanying prospectus supplement for review notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-10 of the accompanying prospectus supplement for review notes and “Selected Risk Considerations” beginning on page 5 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for review notes) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for review notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for review notes and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for review notes and the accompanying prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	100%	%	%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated, the agent, a fixed sales commission of 0.85% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of        % of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

(2)	Please see "Supplemental Plan of Distribution; Conflicts of Interest" in these preliminary terms for information about fees and commissions.

The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Morgan Stanley	Placement Agent
January 20, 2011

Additional Terms Specific to the Notes

You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for review notes dated December 23, 2008.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for review notes, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement for Review Notes dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003023/dp12085_424b2-arn.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement for review notes or in the prospectus.   As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date or at maturity for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.”  The table below assumes an Initial Index Level of 1,250 and a Call Level of 1,300.625 (equal to 104.05% of the hypothetical Initial Index Level) on each Review Date and reflects the Call Premium of 8.10%, the Maximum Total Return of 8.10% and the Leverage Factor of 2.0.  The payment on any Review Date assumes that each index closing level on all earlier Review Dates was less than the Call Level.

There will be only one payment on the notes, whether automatically called or redeemed at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Automatic Call				No Automatic Call
	Index Level	Total	Total	Total
	Appreciation/	Return at	Return at	Return at		Total
Ending	Depreciation at	First	Second	Final		Return at
Index Level	Review Date	Review Date	Review Date	Review Date	Index Return	Maturity
2,250.00	80.00%	8.10%	8.10%	8.10%	80.00%	8.10%
2,125.00	70.00%	8.10%	8.10%	8.10%	70.00%	8.10%
2,000.00	60.00%	8.10%	8.10%	8.10%	60.00%	8.10%
1,875.00	50.00%	8.10%	8.10%	8.10%	50.00%	8.10%
1,750.00	40.00%	8.10%	8.10%	8.10%	40.00%	8.10%
1,625.00	30.00%	8.10%	8.10%	8.10%	30.00%	8.10%
1,500.00	20.00%	8.10%	8.10%	8.10%	20.00%	8.10%
1,375.00	10.00%	8.10%	8.10%	8.10%	10.00%	8.10%
1,300.625	4.05%	8.10%	8.10%	8.10%	4.05%	8.10%
1,275.00	2.00%	N/A	N/A	N/A	2.00%	4.00%
1,250.00	0.00%	N/A	N/A	N/A	0.00%	0.00%
1,187.50	-5.00%	N/A	N/A	N/A	-5.00%	-5.00%
1,125.00	-10.00%	N/A	N/A	N/A	-10.00%	-10.00%
1,000.00	-20.00%	N/A	N/A	N/A	-20.00%	-20.00%
875.00	-30.00%	N/A	N/A	N/A	-30.00%	-30.00%
750.00	-40.00%	N/A	N/A	N/A	-40.00%	-40.00%
625.00	-50.00%	N/A	N/A	N/A	-50.00%	-50.00%
500.00	-60.00%	N/A	N/A	N/A	-60.00%	-60.00%
375.00	-70.00%	N/A	N/A	N/A	-70.00%	-70.00%
250.00	-80.00%	N/A	N/A	N/A	-80.00%	-80.00%
125.00	-90.00%	N/A	N/A	N/A	-90.00%	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,250 to an index closing level of 1,320 on the first Review Date.  Because the index closing level on the first Review Date of 1,320 is greater than the Call Level of 1,300.625, the notes are automatically called, and the investor receives a single payment of $1,081 per $1,000 principal amount note.  There will be no further payments on the notes.

Example 2: The level of the Index changes from the Initial Index Level of 1,250 to an Index closing level of 1,275 on the first Review Date, 1,300 on the second Review Date and 1,350 on the final Review Date.  Because the Index closing level on each of the first and second Review Dates is less than the Call Level of 1,300.625, the notes are not automatically called on either of these Review Dates.  However, because the Index closing level on the final Review Date of 1,350 is greater than the Call Level of 1,300.625, the notes are automatically called on the final Review Date, and the investor receives a single payment of $1,081 per $1,000 principal amount note.

Example 3: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1,250 to an Ending Index Level of 1,287.50.  Because the Ending Index Level of 1,287.50 is greater than the Initial Index Level of 1,250 and the Index Return of 3.00% multiplied by 2.0 does not exceed the Maximum Total Return of 8.10%, the investor receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 3.00% x 2.0) = $1,060

Example 4: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1,250 to an Ending Index Level of 1,375.  Because the Ending Index Level of 1,375 is greater than the Initial Index Level of 1,250 and the Index Return of 10% multiplied by 2.0 exceeds the Maximum Total Return of 8.10%, the investor receives a payment at maturity of $1,081 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The notes have not been automatically called, and the level of the Index decreases from the Initial Index Level of 1,250 to an Ending Index Level of 1,000.  Because the Ending Index Level of 1,000 is less than the Initial Index Level of 1,250, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL — If the index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $81.00 (equal to a call premium of 8.10% x $1,000).  In addition, if the notes have not been automatically called, the notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2.0, up to the Maximum Total Return on the notes.  Because the notes are our senior unsecured obligations, the payment of any amount, whether upon an automatic call or at maturity, is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is just over a year, the notes will be called before maturity if the index closing level is at or above the Call Level on any Review Date and you will be entitled to receive a payment per $1,000 principal amount note equal to $1,000 plus a call premium amount of $81.00 (equal to a call premium of 8.10% x $1,000).

•
DIVERSIFICATION OF THE S&P 500® INDEX – The return on the notes is linked to the S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for review notes.

•
CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you have held the notes for more than one year and short-term capital gain or loss otherwise. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for review notes.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL– If the notes are not called and the Ending Index Level is less than the Initial Index Level, you will lose 1% of your principal amount for each 1% decline in the Ending Index Level from the Initial Index Level.  There is no minimum payment at maturity on the notes.

•
LIMITED RETURN ON THE NOTES – If the notes are automatically called, your potential gain on the notes will be limited to the call premium of 8.10% regardless of the appreciation in the Index, which may be significantly greater than 8.10%.  Because the index closing level at various times during the term of the notes could be higher than the index closing levels on the Review Dates and at maturity, you may receive a lower payment upon an automatic call or at maturity, as the case may be, than you would if you had invested directly in the Index.

•
IF THE NOTES ARE NOT AUTOMATICALLY CALLED, YOUR MAXIMUM GAIN IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this predetermined percentage as the Maximum Total Return, which is 8.10%.

•
REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

•
POTENTIAL FOR EARLY EXIT AND 8.10% RETURN ON ANY REVIEW DATE REQUIRES THE INDEX TO APPRECIATE BY AT LEAST 4.05% — The Call Level for each of the Review Dates is set at 104.05% of the Initial Index Level.  Accordingly, the Index must appreciate by at least 4.05% from the Initial Index Level in order for you to receive the call premium.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale of the notes prior to the Maturity Date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the common stocks underlying the Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date, on the Review Dates and on the Ending Averaging Dates could affect the value of the Index in a way that may decrease the possibility of your notes being automatically called or may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily index closing levels from January 1, 2006 through January 18, 2011.  The index closing level on January 18, 2011 was 1,295.02.  We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the index closing level on each of the Review Dates will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on any Review Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between S&P and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500® Index” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for review notes.

Benefit Plan Investor Considerations

Your purchase of a note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for review notes.

Supplemental Plan of Distribution; Conflicts of Interest

Morgan Stanley & Co. Incorporated (“MS & Co.”) will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated a fixed sales commission that will not exceed 0.85% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of              % of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.